Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252077

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 14 DATED MARCH 15, 2023

TO THE PROSPECTUS DATED MAY 27, 2022

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated May 27, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose our acquisition of a self-storage property;

•	to disclose the transaction price for each class of our common stock as of April 1, 2023;

•	to disclose the calculation of our February 28, 2023 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on the status of our offering; and

•	to otherwise update the Prospectus.

Acquisition of Self-Storage Property

In March 2023, we acquired a self-storage property known as Brighton Self-Storage for $13.8 million. Brighton Self-Storage is an institutional quality facility in the high-growth Brighton, CO MSA submarket. The property was approximately 83% physically leased at acquisition.

April 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2023 (and repurchases as of March 31, 2023) is as follows:

Transaction Price (per share)
Class T	$12.65
Class S	$12.51
Class D	$12.68
Class I	$12.63

The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of February 28, 2023. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

February 28, 2023 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared by our independent valuation advisor.

VGN-NREIT-0323P

The following table provides a breakdown of the major components of our NAV as of February 28, 2023 ($ and shares in thousands):

Components of NAV	February 28, 2023
Investments in real property	$2,237,638
Investments in commercial mortgage loans	169,395
Investments in real estate-related securities	131,841
Investments in international affiliated funds	123,835
Investments in real estate debt	101,672
Cash and cash equivalents	51,323
Restricted cash	31,233
Other assets	9,972
Debt obligations	(430,545)
Subscriptions received in advance	(29,958)
Other liabilities	(71,410)
Stockholder servicing fees payable the following month(1)	(543)
Non-controlling interests in joint venture	(5,337)

Net Asset Value	$2,319,116
Net asset value attributable to preferred stock	128

NAV attributable to common stockholders	$2,318,988

Number of outstanding shares of common stock	182,828

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of February 28, 2023, we have accrued under GAAP approximately $46.6 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of February 28, 2023 ($ and shares in thousands, except per share data):

NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class N Shares	Total
Net asset value attributable to common stockholders	$223,614	$574,078	$100,101	$1,031,352	$389,843	$2,318,988
Number of outstanding shares	17,681	45,883	7,895	81,638	29,731	182,828

NAV per share	$12.65	$12.51	$12.68	$12.63	$13.11

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the February 28, 2023 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	6.48%	5.36%
Multifamily	6.61	4.90
Office	7.27	6.57
Healthcare	7.08	6.00
Retail	6.44	5.60
Self-Storage	7.30	5.25
Single-Family Housing	6.91	5.17

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values	Healthcare Investment Values	Retail Investment Values	Self- Storage Investment Values	Single- Family Housing Investment Values
Discount Rate	0.25% decrease	2.05%	1.97%	1.95%	2.06%	1.94%	1.79%	1.88%
(weighted average)	0.25% increase	(2.00)%	(1.94)%	(1.86)%	(1.98)%	(1.90)%	(1.99)%	(1.88)%
Exit Capitalization Rate	0.25% decrease	3.39%	3.51%	2.54%	2.98%	2.91%	3.19%	3.13%
(weighted average)	0.25% increase	(3.07)%	(3.18)%	(2.29)%	(2.61)%	(2.66)%	(2.79)%	(3.13)%

Status of our Current Public Offering

In our initial public offering, which terminated on July 2, 2021, we sold 36,357,402 shares of our common stock resulting in gross offering proceeds of $394,406,639. Our follow-on offering was declared effective by the SEC and commenced on July 2, 2021. In our follow-on offering, we are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion on shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 130,553,512 shares of our common stock (consisting of 12,959,742 Class T shares, 39,197,961 Class S shares, 6,136,939 Class D shares, and 72,258,870 Class I shares) in this offering, resulting in gross offering proceeds of $1,634,530,844. We intend to continue selling shares in this offering on a monthly basis.

Updates to the Prospectus

The following disclosure supersedes and replaces the paragraph following the section titled “Plan of Distribution—Underwriting Compensation—Other Compensation.”

We or the Advisor may also pay directly, or reimburse the Dealer Manager if the Dealer Manager pays on our behalf, any organization and offering expenses (other than upfront selling commissions, upfront dealer manager fees and stockholder servicing fees), subject to the limitations described herein. The Advisor or its affiliate may pay to financial institutions and other intermediaries, without reimbursement by us, additional compensation of up to 1.0% of the transaction price or net asset value of shares sold by such party. In addition, the Advisor or its affiliate may pay to certain other parties (including non-US distributors), without reimbursement by us, ongoing compensation of up to 0.25% per annum of the NAV of investments in our stock in connection with services provided in connection with such sales of stock.

The following table supersedes and replaces the table following the second paragraph in the section titled “Plan of Distribution—Underwriting Compensation—Limitations on Underwriting Compensation.”

Maximum Estimated Underwriting Fees and Expenses

At Maximum Primary Offering of $4,000,000,000

Upfront selling commissions	$135,265,700	3.38%
Stockholder servicing fees(1)	$214,734,300	5.37%
Other costs and reimbursements(2)	$22,453,602	0.56%
Legal fees allocable to the Dealer Manager	$150,000	<0.01%

Total(2)	$372,603,602	9.31%

(1)

We will pay the Dealer Manager a stockholder servicing fee with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares. The numbers presented reflect that stockholder servicing fees are paid over a number of years, and as a result, will cumulatively increase above 0.85% over time. The Dealer Manager will reallow (pay) all or a portion of the stockholder servicing fee to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers, and will waive stockholder servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services.

(2)

Other costs and reimbursements consist primarily of (a) actual costs incurred for fees to attend retail seminars sponsored by participating broker-dealers, (b) amounts used to reimburse participating broker-dealers for the actual costs incurred by registered representatives for travel, meals and lodging in connection with attending bona fide training and education meetings, (c) commissions and non-transaction based compensation paid to registered persons associated with the Dealer Manager in connection with the wholesaling of our offering, (d) expense reimbursements for actual costs incurred by employees of the Dealer Manager in the performance of wholesaling activities, (e) an estimate of the annual cost reimbursement fee paid to AEIS by the Dealer Manager paid on Class T shares sold by Ameriprise described above, (f) reimbursements of technology expenses of participating broker-dealers and sales support fees described above, (g) additional compensation of up to 1.0% of the transaction price or net asset value described above, (h) the additional compensation to financial institutions and intermediaries and other third parties described above, and (i) additional amounts for gifts and business entertainment expenses. The Dealer Manager currently pays the fees and expenses set forth in (c), (d), (e), (f), (g) and (h) above without reimbursement from us, and we will reimburse the Dealer Manager or its affiliates for the other expenses set forth above, in each case, to the extent permissible under applicable FINRA rules. In no event shall any gifts for registered representatives be given that exceed an aggregate value of $100 per annum per individual or are preconditioned on achievement of a sales target.

The following disclosure is added to the “Experts” section of the Prospectus.

The amounts of the estimated market values of our investments in real property and investments in commercial mortgage loans as of February 28, 2023 presented on page 2 of this Supplement under the section “February 28, 2023 NAV Per Share” have been prepared by SitusAMC Real Estate Valuation Services, LLC (formerly known as RERC, LLC), an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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